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                             April 26, 2022

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            Correspondence
submitted March, 29, 2022
                                                            File No. 001-39087

       Dear Dr. Zhou:

              We have reviewed your March 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 1, 2022 letter.

       Correspondence submitted March 29, 2022

       Item 3. Key Information, page 1

   1. We note your response to comment 3. For each regulation you discuss here, revise to state affirmatively
whether you believe you are in compliance with such regulation, notwithstanding the
substantial uncertainties regarding the interpretation and application of such regulations.
Also, in each place where you refer to delisting and prohibitions on over-the-counter
trading as of 2024, please acknowledge the possibility that it could be as soon as 2023, if the
Accelerating Holding Foreign Companies Accountable act is
                                                        passed.
 Feng Zhou
Youdao, Inc.
April 26, 2022
Page 2
2. We note your response and proposed revisions to comment 5. Please ensure your revised disclosure discusses each of the 3 scenarios described: i) failure to receive or maintain permissions or approvals, ii) inadvertently conclude that permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Also ensure that your disclosure speaks to your ability to operate your business as well as your ability to offer securities to investors. Also, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
         Finally, your disclosure may not be limited as to materiality; please revise to remove such references.
3. Please further amend your proposed disclosure in response to prior comment 10 in our letter dated September 23, 2021 to state that, if true, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
4. Further, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
Item 3D. Risk Factors, page 1

5. We note your response to comment 7, however, you do not explicitly state whether you are subject to these regulations, such as by indicating whether or not you believe you are a
         "critical information infrastructure operator" or "platform operator," the basis for such belief and, therefore, whether you are subject to a cybersecurity review. Please revise.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameFeng Zhou                                      Sincerely,
Comapany NameYoudao, Inc.
                                                                 Division of
Corporation Finance
April 26, 2022 Page 2                                            Office of
Trade & Services
FirstName LastName